FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                04 February, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 3rd Quarter Results sent to the London Stock Exchange on 04 February, 2004 press release

PR0401


  mmO2 reports continuing momentum in the third quarter, delivering sustained growth in customer numbers and ARPU across all operating businesses.



Released: 04 February 2004

mmO2 plc today announced its key performance indicators for the three-month period ending 31 December 2003. Developments reported for the quarter included:

Customer numbers:

-        mmO2 added 855,000 customers, taking the total base to 20.1 million

-        O2 UK added 430,000 customers, including 145,000 contract customers

- O2 Germany added 335,000 customers, including 252,000 contract customers


Average revenue per user (ARPU):

-        O2 UK blended ARPU grew to GBP264 (Q2 : GBP259)

-        O2 Germany blended ARPU grew to EUR360 (Q2 : EUR354)

-        O2 Ireland blended ARPU grew to EUR556 (Q2 : EUR551)


Mobile data:

-        SMS volume grew by 12.2% quarter-on-quarter, to 2.89 billion

-        Data as a proportion of service revenue increased to 20.9% (Q2: 19.2%)


Peter Erskine, Chief Executive of mmO2, commented:

"All our businesses maintained momentum through the important third quarter, taking the Group's customer base over 20 million for the first time, and driving further ARPU growth in all our markets. In calendar 2003, our UK and German businesses each added more than a million active customers, and across these two businesses O2 added more than 1.3 million higher value, contract customers. In the quarter, across the Group we saw 5-12% year-on-year growth of voice traffic, and 35% growth of SMS volumes. Mobile data accounted for 20.9% of our third quarter service revenue.


"Following this strong third quarter performance, all our businesses remain on track to deliver our full-year growth and margin targets."


Operating review


O2 UK

A total of 430,000 net new customers were added, comprising 285,000 pre-pay and 145,000 contract net additions, and taking the total active customer base to
13.05 million. Customer growth continued to be driven by O2's attractive and competitive propositions in both the pre-pay and contract markets, and the appeal of the O2 brand in the targeted, high-value customer segments in these markets. In the twelve months to the end of December O2 UK added 1.1 million customers, which was growth of 9.2%. O2 UK's contract customer base increased by 541,000 during the calendar year, to 4.48 million, and accounted for 34.3% of the total base at the end of December.

Blended ARPU grew to GBP264, up from GBP259 in the second quarter, and 8.6% higher than the third quarter last year. Pre-pay ARPU was GBP137, compared to GBP133 in the second quarter, and GBP117 in the third quarter last year. Contract ARPU was GBP512, up from GBP508 in the second quarter and GBP503 in the third quarter last year. ARPU growth was driven by increases in both voice and data usage. Voice minutes of use per customer were 12% higher than in the same quarter last year, and total SMS volumes in the quarter grew by 39% year-on-year, to 2.1 billion. Data as a proportion of service revenue increased to 21.2%, from 19.4% in the second quarter and 17.4% in the third quarter last year.

In late December Ofcom recommended that the second termination price cut to be implemented by the mobile network operators, following the report of the Competition Commission, be postponed and rolled into the third price cut, due to be implemented during the 2004/05 financial year. O2 UK therefore does not expect to reduce termination charges before the end of the current financial year. This will increase service revenue in the current financial year, and reduce service revenue in 2004/05, relative to previous expectations. However the overall impact on O2 UK's service revenue over the two-year period is not expected to be material. The additional revenue in the current financial year is expected to be re-invested to enable the business to continue to drive growth.


O2 Germany

A total of 335,000 net new customers were added, the largest quarterly increase since demerger, taking the total customer base to 5.59 million. 252,000 net new contract customers were added, and at the end of December contract customers accounted for 57.9% of the total base. Customer growth continued to be driven by O2's unique Genion "Homezone" service, whose advanced functionality appeals to experienced, high-value mobile consumers, and by the appeal of the O2 brand in the target market segments. In the twelve months to the end of December O2 Germany added 1.01 million customers, which was growth of 22.1%.

Blended ARPU was EUR360, compared to EUR354 in the second quarter, and 6.5% higher than the same quarter last year. Contract ARPU increased to EUR539, and pre-pay ARPU grew to EUR135. ARPU growth was driven by increases in both voice and data usage. Voice minutes of use per customer were 7% higher than in the same quarter last year, and total SMS volumes in the quarter grew by 30% year-on-year, to 468 million. Data as a proportion of service revenue was 19.8%.

At the end of December O2 Germany completed the initial build-out of its UMTS network, to achieve the 25% population coverage required under the terms of its licence.


O2 Ireland

A total of 96,000 net new customers were added, of which 91,000 were pre-pay customers, taking the total active customer base to 1.37 million, 10.5% higher than at the same time last year. Customer growth was driven by innovative and competitive services and tariffs, and the strong appeal of the O2 brand.

Blended ARPU grew to EUR556, up from EUR551 in the previous quarter and 2.4% higher than in the same quarter last year. Contract ARPU increased to EUR1,048, from EUR1,037 in the second quarter, and EUR1,017 in the third quarter last year. Pre-pay ARPU grew to EUR355, from EUR349 in the second quarter and EUR337 in the third quarter last year. ARPU growth was driven by increases in both voice and data usage. Voice minutes of use per customer were 5% higher than in the same quarter last year. Total SMS volumes in the quarter grew by 16% year-on-year, to 301 million. Data as a proportion of service revenue was 21.1%, up from 18.4% in the second quarter and 15.7% in the third quarter last year.

At the end of December O2 Ireland completed the initial build-out of its UMTS network, to achieve over 30% population coverage, in line with the terms of its licence.


Mobile data

Across the Group the proportion of service revenue generated by mobile data increased to 20.9%, from 19.2% in the second quarter, and 17.8% in the third quarter last year. SMS volumes in the quarter grew by 35% year-on-year, to 2.89 billion.

The number of GPRS revenue generating customers at the end of the quarter increased to 1.71 million, 8.5% of the Group's total customer base, from 1.16 million and 6.0% of the Group base at the end of the second quarter. The total number of MMS sent in the quarter was 4.57 million, up from 2.63 million in the second quarter.


Airwave

The Airwave network roll-out continued on schedule, with service delivered to a total of 29 police forces by the end of the quarter. Airwave is also participating in the advanced stages of bidding for the nationwide Fire and Ambulance service contracts, and actively marketing its service to other Public Safety Users.


Group developments

The restructuring of O2 Online, Products O2 and Group central functions initiated in October is on track for completion during the fourth quarter, with significant resources being re-deployed closer to the customer, to simplify lines of management, improve speed of execution, and reduce costs.

Having overseen the successful completion of this project, and delivered cost savings to mmO2 while ensuring key capabilities remain intact, Kent Thexton, Chief Marketing and Data Officer of mmO2, will step down from the Board and leave the Company at the end of the financial year in March 2004, to return to his native Canada. Over the past two and a half years Kent Thexton has been instrumental in the critical, formative phase of mmO2's development. He has made a significant contribution to the Group, in particular implementing the highly successful re-branding to O2, delivering leadership in mobile data, and driving the strong growth in our online channels.



          mmO2 will announce Preliminary Full-year Results on 18th May
           Cautionary statement Regarding Forward-Looking Statements


This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-        our annual report and accounts and half-yearly reports;

-        our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," " anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might, " "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.




1.      Customer numbers


                    Customers at Customers at Customers at Customers at         Net    Customers at
                                                                           additions
                     31 Dec 2002     31 March 30 June 2003  30 Sep 2003       during    31 Dec 2003
                                         2003                                 period

                           000's        000's        000's        000's        000's          000's

O2 UK
Pre-pay                    8,014        7,989        8,121        8,289          285          8,574
Post-pay                   3,938        4,061        4,187        4,334          145          4,479

Total                     11,952       12,050       12,308       12,623          430         13,053

O2 Germany
Pre-pay                    2,121        2,182        2,243        2,271           83          2,354
Post-pay                   2,455        2,630        2,794        2,980          252          3,232
Total                      4,576        4,812        5,037        5,251          335          5,586

O2 Ireland
Pre-pay                      876          889          903          901           91            992
Post-pay                     364          366          369          373            5            378
Total                      1,240        1,255        1,272        1,274           96          1,370

Manx
Pre-pay                       36           38           42           46          (6)             40
Post-pay                      21           21           21           21            0             21
Total                         57           59           63           67          (6)             61

mmO2 Group
Pre-pay                   11,047       11,098       11,309       11,507          453         11,960
Post-pay                   6,778        7,078        7,371        7,708          402          8,110
Total                     17,825       18,176       18,680       19,215          855         20,070

Pre-pay percentage         62.0%        61.1%        60.5%        59.9%        53.0%          59.6%
Post-pay percentage        38.0%        38.9%        39.5%        40.1%        47.0%          40.4%





2.      Average revenue per user(1) (ARPU) - GBP


3 months ended:                          31 Dec     31 March      30 June       30 Sep       31 Dec
                                           2002         2003         2003         2003         2003
                                            GBP          GBP          GBP          GBP          GBP

O2 UK (2)
12 month rolling
Pre-pay                                     117          121          128          133          137
Post-pay                                    503          503          504          508          512
Blended                                     243          247          254          259          264

Monthly average
Pre-pay                                      11           10           11           12           12
Post-pay                                     42           41           42           45           43
Blended                                      21           20           22           23           23

O2 Germany
12 month rolling
Pre-pay                                      81           83           87           90           93
Post-pay                                    335          341          353          363          373
Blended                                     212          219          229          239          249

Monthly average
Pre-pay                                       7            7            8            8            8
Post-pay                                     29           29           32           32           31
Blended                                      18           19           21           21           21

O2 Ireland
12 month rolling
Pre-pay                                     212          220          226          236          245
Post-pay                                    639          656          675          700          725
Blended                                     341          351          359          372          385

Monthly average
Pre-pay                                      18           19           20           22           21
Post-pay                                     53           57           60           65           60
Blended                                      29           30           32           34           33



(1) ARPU in all businesses includes revenue from inbound roaming.

(2) O2 UK ARPU currently includes Mobile Number Portability (MNP) revenue.




3.      Average revenue per user(1) (ARPU) - Euro


3 months ended:                          31 Dec      31 March      30 June       30 Sep       31 Dec
                                           2002          2003         2003         2003         2003
                                            EUR           EUR          EUR          EUR          EUR

O2 Germany
12 month rolling
Pre-pay                                     129           129          131          133          135
Post-pay                                    533           531          535          538          539
Blended                                     338           340          348          354          360

Monthly average
Pre-pay                                      11            10           11           12           12
Post-pay                                     45            43           46           46           45
Blended                                      29            28           30           31           31

O2 Ireland
12 month rolling
Pre-pay                                     337           342          342          349          355
Post-pay                                  1,017         1,022        1,024        1,037        1,048
Blended                                     543           546          545          551          556

Monthly average
Pre-pay                                      29            28           28           31           31
Post-pay                                     83            85           85           92           87
Blended                                      45            45           45           49           47

Euro rates
Quarterly                                1.5709        1.4939       1.4248       1.4310       1.4341
Annually                                 1.5914        1.5569       1.5166       1.4802       1.4461




(1) ARPU in all businesses includes revenue from inbound roaming.




4.      Data as percentage of service revenues


3 months ended:                      31 Dec       31 March       30 June        30 Sep        31 Dec
                                       2002           2003          2003          2003          2003
                                          %              %             %             %             %

O2 UK                                  17.4           19.4          18.3          19.4          21.2
O2 Germany                             19.7           21.0          18.2          19.1          19.8
O2 Ireland                             15.7           17.4          16.1          18.4          21.1
O2 Group                               17.8           19.6          18.1          19.2          20.9



12 months ended:                                  31 March       30 June        30 Sep        31 Dec
                                                      2003          2003          2003          2003
                                                         %             %             %             %

O2 Group                                              17.4          18.2          19.0          19.8




5.      SMS messages


3 months ended:                      31 Dec      31 March       30 June        30 Sep        31 Dec
                                       2002          2003          2003          2003          2003
                                    million       million       million       million       million

O2 UK                                 1,512         1,688         1,729         1,861         2,106
O2 Germany                              361           365           405           423           468
O2 Ireland                              260           294           280           272           301
Manx                                      8             8             8            21            16
O2 Group                              2,141         2,355         2,422         2,577         2,891
Growth                               +16.0%        +10.0%         +2.8%         +6.4%        +12.2%




mmO2 Contacts:

Richard Poston                        David Boyd
Director, Corporate Communications    Head of Investor Relations
mmO2 plc                              mmO2 plc
richard.poston@o2.com                 david.boyd@o2.com
t: +44 (0)1753 628039                 t: +44 (0)1753 628230

David Nicholas
Director of Communications
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176


mmO2 press office: 01753 628402



   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



(end)


                      This information is provided by RNS
            The company news service from the London Stock Exchange




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 04 February, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary